UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rigetti Computing, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Par value $0.0001 per share

76655K103

(CUSIP Number)

Chad Rigetti

Rigetti Computing, Inc.

4301 50th Street NW

Suite 300 PMB 1044

Washington, DC 20016

(510) 210-5550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76655K103	13D	Page 1 of 3 pages

1	Names of Reporting Persons Supernova Partners II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76655K103	13D	Page 2 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 14, 2022 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Rigetti Computing, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 118,244,451 shares of Common Stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Supernova Partners II LLC	0	0%	0	0	0	0

(c)

On August 16, 2022, the Reporting Person disposed of 8,418,000 shares of Common Stock and 4,450,000 shares of Common Stock underlying warrants in a pro rata distribution in-kind to its members for no consideration (the “Distribution”).

(d)	None.

(e)	On August 16, 2022, following the Distribution, the Reporting Person ceased to be the beneficial owner of any securities of the Issuer.

CUSIP No. 76655K103	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2022

SUPERNOVA PARTNERS II LLC

By:	/s/ Michael Clifton
Name:	Michael Clifton
Title:	Manager